UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On March 5, 2010, CIBT Education Group Inc. (the “Company”) announced that it restated its balance sheet for the fiscal year ending August 31, 2008 previously filed on EDGAR to adjust the carrying value of Goodwill and Intangible Assets. These adjustments have not resulted in any significant changes to the Company’s income statement. The adjustments were necessary to properly reflect the carrying value of the Company’s various acquisitions completed in 2007 and 2008.

For further details, please refer to the Company’s Form 20-F Annual Report filed on EDGAR on March 1, 2010 and the press release attached as an exhibit hereto.

EXHIBITS

Number	Description of Exhibit
99.1	March 5, 2010 News Release – “CIBT Restates Fiscal 2008 Balance Sheet”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)
Date: March12, 2010	By:	/s/Toby Chu
Toby Chu President and Chief Executive Officer